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                                 UNITED STATES
                       SECURITIES AND EXCHANGE COMMISSION
                             Washington, D.C. 20549

                                  SCHEDULE 13D

                   Under the Securities Exchange Act of 1934
                             (Amendment No. ____)*


                           CCB FINANCIAL CORPORATION
________________________________________________________________________________
                               (Name of Issuer)


                         $5.00 Par Value Common Stock
________________________________________________________________________________
                         (Title of Class of Securities)


                                  124 875 105
        _______________________________________________________________
                                (CUSIP Number)


                            Charles A. Neale, Esq.
                      Vice President and General Counsel
                       National Commerce Bancorporation
                              One Commerce Square
                           Memphis, Tennessee 38150
                                (901) 523-3371
________________________________________________________________________________
(Name, Address and Telephone Number of Person Authorized to Receive Notices and
                                Communications)


                                March 17, 2000
        _______________________________________________________________
            (Date of Event which Requires Filing of this Statement)


If the filing person has previously filed a statement on Schedule 13G to report the acquisition which is the subject of this Schedule 13D, and is filing this schedule because of (S)(S)240.13d-1(e), 240.13d-1(f) or 240.13d-1(g), check the following box [_].

Note: Schedules filed in paper format shall include a signed original and five copes of the schedule, including all exhibits. See(S)240.13d-7 for other parties to whom copies are to be sent.

* The remainder of this cover page shall be filled out for a reporting person's initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

The information required on the remainder of this cover page shall not be deemed to be "filed" for the purpose of Section 18 of the Securities Exchange Act of 1934 ("Act") or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

                                 SCHEDULE 13D
CUSIP NO. 635 449 101

------------------------------------------------------------------------------
      NAMES OF REPORTING PERSONS              National Commerce Bancorporation
 1    I.R.S. IDENTIFICATION
      NOS. OF ABOVE PERSONS (entities only).  62-0784645


------------------------------------------------------------------------------
      CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (See Instructions)
 2                                                              (a) [_]
                                                                (b) [_]
------------------------------------------------------------------------------
      SEC USE ONLY
 3

------------------------------------------------------------------------------
      SOURCE OF FUNDS (See Instructions)
 4
      WC
------------------------------------------------------------------------------
      CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT
      TO ITEMS 2(d) or 2(e) [_]
 5
------------------------------------------------------------------------------
      CITIZENSHIP OR PLACE OF ORGANIZATION
 6
      Tennessee
------------------------------------------------------------------------------
                          SOLE VOTING POWER
                     7
     NUMBER OF            7,846,175 shares*

      SHARES       -----------------------------------------------------------
                          SHARED VOTING POWER
   BENEFICIALLY      8
                          -0-
     OWNED BY
                   -----------------------------------------------------------
       EACH               SOLE DISPOSITIVE POWER
                     9
    REPORTING             7,846,175 shares*

      PERSON       -----------------------------------------------------------
                          SHARED DISPOSITIVE POWER
       WITH          10
                          -0-
------------------------------------------------------------------------------
      AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON
11
      7,846,175*

------------------------------------------------------------------------------
      CHECK IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES
12
      Not Applicable
------------------------------------------------------------------------------
      PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)
13
      19.9% (16.6% upon exercise of option)
------------------------------------------------------------------------------
      TYPE OF REPORTING PERSON (See Instructions)
14
      CO (bank holding company)
------------------------------------------------------------------------------

------------------------------------------------------------------------------

     * The shares indicated are purchasable by National Commerce Bancorporation ("NCBC") upon exercise of an option granted by CCB Financial Corporation ("CCB") to NCBC on March 17, 2000, and described in Item 4 of this report ("Option"). Prior to the exercise of the Option, NCBC is not entitled to any rights as a shareholder of CCB as to the shares covered by the Option. The Option may be exercised only upon the happening of certain events referred to in Item 4, none of which has occurred as of the date hereof. NCBC expressly disclaims beneficial ownership of any of the shares of Common Stock of CCB which are purchasable by NCBC upon exercise of the Option.

     The percentage indicated represents the percentage of the total outstanding shares of Common Stock of CCB as of March 13, 2000, taking into consideration the 7,846,175 shares of CCB Common Stock that would be issued pursuant to the Option. For the reasons discussed above, NCBC expressly disclaims beneficial ownership of any of the shares of Common Stock of CCB which are purchasable by NCBC upon exercise of the Option.

Item 1.  Security and Issuer

  This statement relates to the common stock, $5.00 par value per share (the "CCB Common Stock"), of CCB Financial Corporation, a North Carolina corporation ("CCB"). CCB is a bank holding company headquartered in Durham, North Carolina. The principal executive offices of CCB are located at 111 Corcoran Street, Durham, North Carolina 27701.

     In connection with the proposed merger of CCB with and into National Commerce Bancorporation, a bank holding company headquartered in Memphis, Tennessee ("NCBC"), and pursuant to an Agreement and Plan of Merger, dated as of March 17, 2000, between CCB and NCBC (the "Agreement"), CCB and NCBC entered into a Stock Option Agreement ("Option Agreement") pursuant to which CCB granted NCBC an option (the "Option") to acquire 7,846,175 shares (the "Option Shares") of CCB Common Stock at a price of $39.75 per share, subject to adjustment pursuant to the anti-dilution provisions of the Option Agreement (the "Purchase Price").

Item 2.  Identity and Background

     NCBC is a Tennessee corporation whose principal place of business is located at One Commerce Square Memphis, Tennessee 38150. NCBC is a bank holding company that provides diverse financial services through a regional network of banking affiliates and a national network of non-banking affiliates. NCBC operates 162 bank locations in Tennessee, North Carolina, Georgia, Virginia, West Virginia, Mississippi and Arkansas. NCBC has three principal lines of business: retail banking, commercial banking and financial services. Financial services include transaction processing, in-store licensing and consulting, capital markets, trust and asset management and treasury services.

     The name, business address, present principal occupation or employment, name, principal business and address of any corporation or other organization in which such employment is conducted and the citizenship of each director and executive officer of NCBC is set forth in Annex A which is incorporated herein by reference.

     Neither NCBC nor to the best knowledge of NCBC any person listed in Annex A has been convicted during the last five years in any criminal proceedings (excluding traffic violations or similar misdemeanors) or was a party to any civil proceeding of a judicial or administrative body of competent jurisdiction resulting in a judgment, decree or final order enjoining future violations of, or prohibiting or mandating activities subject to, federal or state securities laws or finding any violation with respect to such laws.


Item 3.  Source and Amount of Funds or Other Consideration

     It is presently anticipated that shares of CCB Common Stock as described in
Item 4 would be purchased with working capital funds of NCBC.

Item 4.  Purpose of Transaction

     Pursuant to the Agreement, and in consideration thereof, CCB issued the Option to NCBC to purchase, under certain conditions, the Option Shares, or any portion thereof, at the Purchase Price.

     The Agreement provides, among other things, for the merger of CCB with and into NCBC (the "Merger"). The Merger will be conducted pursuant to the terms of the Agreement. Upon consummation of the Merger, which is subject to the approvals of the shareholders of CCB and NCBC, the approval of NCBC's shareholders of the issuance of NCBC Common Stock in connection with the Merger, receipt of required regulatory approvals, and the satisfaction or waiver of various other terms and conditions, each share outstanding CCB Common Stock (excluding shares of CCB Common Stock held by CCB, NCBC, or any of their subsidiaries (other than shares of CCB Common Stock held in a fiduciary capacity), shall be converted into and exchanged for 2.45 shares of NCBC Common Stock (subject to possible adjustment in accordance with the terms of the Agreement, the "Exchange Ratio").

     If (i) NCBC is not in material breach of the Option Agreement or the Agreement, and (ii) no injunction against delivery of the Option Shares is in effect, NCBC may exercise the Option in whole or in part, at any time and from time to time following the happening of certain events:

     (A) (i) CCB or any of its subsidiaries (each a "CCB Subsidiary"), without having received NCBC's prior written consent, shall have entered into an agreement to engage in an Acquisition Transaction (as hereinafter defined) with any person (the term "person" having the meaning assigned thereto in Sections 3(a)(9) and 13(d)(3) of the Securities Exchange Act of 1934, as amended (the "1934 Act"), and the rules and regulations thereunder) other than NCBC or any of its subsidiaries (each and "NCBC Subsidiary") or the Board of Directors of CCB shall have recommended that the shareholders of CCB approve or accept any Acquisition Transaction. "Acquisition Transaction" shall mean (w) a merger or consolidation, or any similar transaction, involving CCB or any CCB Subsidiary that is a "Significant Subsidiary" (as defined in Rule 1-02 of Regulation S-X promulgated by the Securities and Exchange Commission (the "SEC")), (x) a purchase, lease or other acquisition or assumption of all or a substantial portion of the assets or deposits of CCB or any Significant Subsidiary of CCB, (y) a purchase or other acquisition (including by way of merger, consolidation, share exchange or otherwise) of securities representing 10% or more of the voting power of CCB, or (z) any substantially similar transaction; provided, however, that in no event shall any merger, consolidation, purchase or similar transaction involving only CCB and one or more CCB Subsidiaries or involving only any two or more of such CCB Subsidiaries, provided that any such transaction is not entered into in violation of the terms of the Merger Agreement, be deemed an Acquisition Transaction;

          (ii) CCB or any CCB Subsidiary, without having received NCBC's prior written consent, shall have authorized, recommended, proposed or publicly announced its intention to authorize, recommend or propose, to engage in an Acquisition Transaction with any person other than NCBC or an NCBC Subsidiary, or the Board of Directors of CCB shall have publicly withdrawn or modified, or publicly announced its intent to withdraw or modify, in any manner adverse to NCBC, its recommendation that the shareholders of CCB approve the transactions contemplated by the Agreement in anticipation of engaging in an Acquisition Transaction;

          (iii) Any person other than NCBC, any NCBC Subsidiary or any CCB Subsidiary acting in a fiduciary capacity in the ordinary course of its business shall have acquired beneficial ownership or the right to acquire beneficial ownership of 10% or more of the outstanding shares of CCB Common Stock (the term "beneficial ownership" having the meaning assigned thereto in Section 13(d) of the 1934 Act, and the rules and regulations thereunder);

          (iv) Any person other than NCBC or any NCBC Subsidiary shall have made a bona fide proposal to CCB or its shareholders by public announcement or written communication that is or becomes the subject of public disclosure to engage in an Acquisition Transaction;

          (v) After an overture is made by a third party to CCB or its shareholders to engage in an Acquisition Transaction, CCB shall have breached any covenant or obligation contained in the Agreement and such breach (x) would entitle NCBC to terminate the Agreement and (y) shall not have been cured prior to the date on which NCBC shall give notice to CCB of its intent to purchase shares of CCB Common Stock under the Option;

          (vi) Any person other than NCBC or any NCBC Subsidiary, other than in connection with a transaction to which NCBC has given its prior written consent, shall have filed an application or notice with the Federal Reserve Board, or other federal or state bank regulatory authority, which application or notice has been accepted for processing, for approval to engage in an Acquisition Transaction (each the foregoing items being an "Initial Triggering Event"); and

     (B) (i) The acquisition by any person of beneficial ownership of 20% or more of the then outstanding CCB Common Stock; or

          (ii)  The occurrence of the Initial Triggering Event described in item
          (A)(i) above, except that the percentage referred to in clause (y) of such item (A)(i) shall be 20% (each of the foregoing items being a "Subsequent Triggering Event").

     In addition to the foregoing:

     (a) Immediately prior to the occurrence of a Repurchase Event (as defined below), (i) following a request of the holders or holders of the Option ("Holder"), delivered prior to an Exercise Termination Event (as defined in the Option Agreement), CCB (or any successor thereto) shall repurchase the Option from the Holder at a price (the "Option Repurchase Price") equal to the amount by which (A) the Market/Offer Price (as defined below) exceeds (B) the Option Price, multiplied by the number of shares for which the Option may then be exercised and (ii) at the request of the owner of Option Shares from time to time (the "Owner"), delivered within 90 days of such occurrence (or such later period as is provided in the Option Agreement), CCB shall repurchase such number of the Option Shares from the Owner as the Owner shall designate at a price (the "Option Share Repurchase Price") equal to the Market/Offer Price multiplied by the number of Option Shares so designated. The term "Market/Offer Price" means the highest of (i) the price per share of CCB Common Stock at which a tender offer or exchange offer therefor has been made, (ii) the price per share of CCB Common Stock to be paid by any third party pursuant to an agreement with CCB,
(iii) the highest closing price for shares of CCB Common Stock within the six-month period immediately preceding the date the Holder gives notice of the required repurchase of the Option or the Owner gives notice of the required repurchase of Option Shares, as the case may be, or (iv) in the event of a sale of all or a substantial portion of CCB's assets, the sum of the price paid in such sale for such assets and the current market value of the remaining assets of CCB as determined by a nationally recognized investment banking firm selected by the Holder or the Owner, as the case may be, and reasonably acceptable to CCB, divided by the number of shares of Common Stock of CCB outstanding at the time of such sale. In determining the Market/Offer Price, the value of consideration other than cash shall be determined by a nationally recognized investment banking firm selected by the Holder or Owner, as the case may be, and reasonably acceptable to the Issuer.

     (b) The Holder and the Owner, as the case may be, may exercise its right to require CCB to repurchase the Option and any Option Shares by surrendering for such purpose to CCB, at its principal office, a copy of the Option Agreement or certificates for Option Shares, as applicable, accompanied by a written noticed or notices stating that the Holder or the Owner, as the case may be, elects to require CCB to repurchase this Option and/or the Option Shares in accordance with the provisions the Option Agreement. Within the latter to occur of (x) five business days after the surrender of the Option and/or certificates representing Option Shares and the receipt of such notice or notices relating thereto and (y) the time that is immediately prior to the occurrence of a Repurchase Event, CCB shall deliver or cause to be delivered to the Holder the Option Repurchase Price and/or to the Owner the Option Share Repurchase Price thereof, if any, that CCB is not then prohibited under applicable law and regulation from so delivering.

     (c) To the extent that CCB is prohibited under applicable law or regulation from repurchasing the Option and/or the Option Shares in full, CCB shall immediately so notify the Holder and/or the Owner and thereafter deliver or cause to be delivered, from time to time, to the Holder and/or the Owner, as appropriate, the portion of the Option Repurchase Price and the Option Share Repurchase Price, respectively, that it is not so prohibited from delivering, within five business days after the date on which CCB is not so prohibited; provided, however, that if CCB at any time after delivery of a notice of repurchase as described in paragraph (b) above is prohibited under applicable law or regulation from delivering to the Holder and/or the Owner, as appropriate, the Option Repurchase Price and the Option Share Repurchase Price, respectively, in full (and CCB has undertaken in the Option Agreement to use its best efforts to obtain all required regulatory and legal approvals and to file any required notices, in each case as promptly as practicable in order to accomplish such repurchase), the Holder or Owner may revoke its notice of repurchase of the Option or the Option Shares either in whole or to the extent of the prohibition, whereupon, in the latter case, CCB shall promptly (i) deliver to the Holder and/or the Owner, as appropriate, that portion of the Option Repurchase Price or the Option Share Repurchase Price that CCB is not prohibited from delivering; and (ii) deliver, as appropriate, either (A) to the Holder, a new Stock Option Agreement evidencing the right of the Holder to purchase that number of shares of CCB Common Stock obtained by multiplying the number of shares of CCB Common Stock for which the surrendered Stock Option Agreement was exercisable at the time of delivery of the notice of repurchase by a fraction, the numerator of which is the Option Repurchase Price less the portion thereof theretofore delivered to the Holder and the denominator of which is the Option Repurchase Price, or (B) to the Owner, a certificate for the Option Shares it is then so prohibited from repurchasing.

     (d) A Repurchase Event shall be deemed to have occurred (i) upon the consummation of any merger, consolidation or similar transaction involving CCB or any purchase, lease or other acquisition of all or a substantial portion of the assets of CCB, other than any such transaction which would not constitute an Acquisition Transaction or (ii) upon the acquisition by any person of beneficial ownership of 50% or more of the then outstanding shares of CCB Common Stock, provided that no such event shall constitute a Repurchase Event unless a Subsequent Triggering Event shall have occurred prior to an Exercise Termination Event. CCB's obligations to repurchase the Option or Option Shares under the Option Agreement will not terminate upon the occurrence of an Exercise Termination Event unless no Subsequent Triggering Event shall have occurred prior to the occurrence of an Exercise Termination Event.

     A copy of the Agreement, but excluding certain other exhibits, and the Option Agreement are incorporated by reference herein, and the foregoing summary is qualified in its entirety by reference thereto.

Item 5.  Interests in Securities of the Issuer

     Based upon representations and warranties in the Agreement, CCB currently has outstanding 39,450,660 shares of CCB Common Stock. The Option is for 7,846,175 Option Shares (19.9% of currently outstanding CCB Common Stock and 16.6% of outstanding CCB Common Stock assuming exercise of the Option).

     The Option Agreement contains anti-dilution provisions which provide that both the number of shares of CCB Common Stock issuable upon exercise of the Option and Purchase Price will be adjusted upon the happening of certain events, including the payment of a stock dividend or other distribution in CCB Common Stock or the subdivision or reclassification of CCB Common Stock, as set forth in the Option Agreement. If any additional shares of CCB Common Stock are issued after the date of the Option Agreement other than as permitted in the Option Agreement, the number of Option Shares shall be adjusted so that such number of shares following such issuance shall continue to equal 19.9% of the number of shares of CCB Common Stock then issued and outstanding. Upon exercise of the option, NCBC will have sole voting and sole dispositive power over the Option Shares.

     NCBC expressly disclaims any beneficial ownership of the shares of CCB Common Stock which are purchasable by NCBC upon exercise of the Option because the Option is exercisable only in the circumstances referred to in Item 4 above, none of which has occurred as of this date.

     Except as described herein, neither NCBC, nor, to the best knowledge of NCBC, any person listed in Annex A beneficially owns, or has acquired or disposed of, any shares of CCB Common Stock during the past 60 days.

     No other person is known by NCBC to have the right to receive or the power to direct the receipt of dividends from, or the proceeds from the sale of, the CCB Common Stock obtainable by NCBC upon exercise of the Option.

Item 6. Contracts, Arrangements, Understandings or Relationships With Respect to Securities of the Issuer

     Other than the Agreement, the Option Agreement or any document referenced in the Agreement or the Option Agreement, copies of which are incorporated by reference herein, to the best of NCBC's knowledge there are at present no contracts, arrangements, understandings or relationships (legal or otherwise) among the persons named in Item 2 above and between such persons and any person with respect to any securities of CCB.

Item 7.  Material Filed as Exhibits

Exhibit No.  Description
-----------  ------------

     (a) Agreement and Plan of Merger by and between CCB Financial Corporation and National Commerce Bancorporation dated as of March 17, 2000 filed as Exhibit 2.1 to Registrant's Form 8-K/A dated as of March 24, 2000 (File No 000-06094).

     (b) Stock Option Agreement by and between CCB Financial Corporation and National Commerce Bancorporation dated as of March 17, 2000 filed as Exhibit 2.2 to Registrant's Form 8-K/A dated as of March 24, 2000 (File No. 000-06094).



                                 Signature

     After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.


                                               March 27, 2000
                                  ---------------------------------------------
                                                     Date



                                 National Commerce Bancorporation


                                 By:  /s/ Lewis E. Holland
                                    -------------------------------------------
                                       Lewis E. Holland
                                       Vice Chairman, Treasurer
                                       and Chief Financial Officer

                                                                         Annex A

      Directors and Executive Officers of National Commerce Bancorporation


           Name                             Office                         Principal Occupation or Employment Address
-----------------------------------------------------------------------------------------------------------------------------
Frank G. Barton, Jr.                      Director                 Chairman of the Board The Barton Group, Inc.
                                                                    (retail equipment sales)
                                                                    5400 Poplar Avenue, Suite 101
                                                                    Memphis, Tennessee 38119

James H. Dughdrill, Jr.                    Director                 President
                                                                    Rhodes College
                                                                    (education)
                                                                    4035 Dumaine Way
                                                                    Memphis, Tennessee 38117

Thomas C. Farnsworth, Jr.                  Director                 Farnsworth Investment Co.
                                                                    (real estate and investments)
                                                                    5335 Distriplex Farms Drive
                                                                    Memphis, Tennessee 38141

Lewis E. Holland              Vice Chairman, Treasurer and Chief    Vice Chairman, Treasurer and CFO
                                      Financial Officer             National Commerce Bancorporation*

J. Bradbury Reed                           Director                 Bass Berry & Sims, PLC
                                                                    (law firm)
                                                                    315 Deadrick Street, Suite 2700
                                                                    Nashville, Tennessee 37238

Phillip H. McNeill, Sr.                    Director                 Chairman and Chief Executive Officer
                                                                    Equity Inns, Inc.
                                                                    (real estate and hospitality)
                                                                    7700 Wolf River Boulevard
                                                                    Germantown, Tennessee 38138

John D. Canale, III                        Director                 President
                                                                    D. Canale Food Services, Inc.
                                                                    (wholesale food distributor)
                                                                    One Commerce Square, 18th Floor
                                                                    Memphis, Tennessee 38103

R. Lee Jenkins                             Director                 Private investor
                                                                    13334 Polo Club Road # 225
                                                                    Wellington, Florida 33414

W. Neely Mallory, Jr.                      Director                 President
                                                                    Mallory Group Inc.
                                                                    (3rd party logistics)
                                                                    P.O. Box 30209
                                                                    Memphis, Tennessee 38130


           Name                             Office                         Principal Occupation or Employment Address
-----------------------------------------------------------------------------------------------------------------------------

James E. McGehee, Jr.                      Director                 Chairman
                                                                    McGehee Realty and Development Co.
                                                                    (real estate and development)
                                                                    700 Colonial Road, Suite 125
                                                                    Memphis, Tennessee 38117

William R. Reed, Jr.                    Vice Chairman               Vice Chairman and Executive Vice President
                                   Executive Vice President         National Commerce Bancorporation*

G. Mark Thompson                           Director                 President
                                                                    Nashville Marketing Area of the Kroger Co.
                                                                    (retail)
                                                                    5209 Heathrow Hills Drive
                                                                    Brentwood, Tennessee 37027

R. Grattan Brown, Jr.                      Director                 Glankler Brown, PLLC
                                                                    (law firm)
                                                                    One Commerce Square, Suite 1600
                                                                    Memphis, Tennessee 38103

Bruce E. Campbell, Jr.         Chairman of Executive Committee      Chairman of Executive Committee
                                                                    National Commerce Bancorporation*

Thomas M. Garrott                   Chairman of the Board           Chairman, President and CEO
                                          President                 National Commerce Bancorporation*
                                   Chief Executive Officer

Harry J. Phillips, Sr.                     Director                 Chairman of Executive Committee
                                                                    Browning-Ferris Industries, Inc.
                                                                    (waste disposal service)
                                                                    One Commerce Square, Suite 2750
                                                                    Memphis, Tennessee 38103

Gary L. Lazarini                 Chairman NBC Capital Markets       Chairman NBC Capital Markets
                                                                    National Commerce Bancorporation*

Mackie H. Gober                    Executive Vice President         Executive Vice President
                                                                    National Commerce Bancorporation*

David T. Popwell            Executive Vice President and Secretary  Executive Vice President
                                                                    National Commerce Bancorporation*

*The principal place of business of National Commerce Bancorporation is One
 Commerce Square, Memphis, Tennessee 38150.